Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED MAY 19, 2025

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the offering circular dated June 25, 2024, of BOXABL Inc. (the “Company”) and the supplements thereto dated October 18, 2024, November 18, 2024, December 23, 2024, February 28, 2025, March 28, 2025, and April 14, 2025 (collectively, the “Offering Circular”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The offering circular dated June 25, 2024, is available HERE.

The supplement dated October 18, 2024, is available HERE.

The supplement dated November 18, 2024, is available HERE.

The supplement dated December 23, 2024, is available HERE.

The supplement dated February 28, 2025, is available HERE.

The supplement dated March 28, 2025, is available HERE.

The supplement dated April 14, 2025 is available HERE.

The purpose of this supplement is to update the compensation of the Broker’s affiliate, DealMaker Reach as a provider of certain marketing consulting services to the Company.

As a result, the Company amends the following sections of its Offering Circular:

Plan of Distribution

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of DealMaker Securities, LLC (the “Broker”), for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

●	A $12,000 monthly marketing advisory fee, to a maximum of $96,000

●	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of $500,000

If the Offering is fully subscribed, with all sales conducted through the Broker, the maximum amount of underwriting compensation payable to Broker and its affiliates will be $2,096,000.